Exemption: Rule 12g3-2(b)
File No.: 82-34749

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Mexgold Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2 **Date of Material Change**

December 12, 2005

Item 3 **News Release**

The press release attached as Schedule A was released over Canada NewsWire on 12/12/05

Item 4 **Summary of Material Change**

The material change is described in the press release attached as Schedule "A".

Item 5 **Full Description of Material Change**

The material change is described in the press release attached as Schedule "A".

Item 6 **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

Bradley H.Langille
Chief Executive Officer
Mexgold Resources Inc.
Tel: 902-468-0614

Item 9 **Date of Report**

December 12, 2005

dlw 1/19

MEXGOLD RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.mexgold.com
TSXV:MGR

Press Release 4-2005 December 12, 2005

Mexgold Resources Announces New Exploration Results and Operations Update from the El Cubo – Las Torres Mine Complex

75% Increase in Mine Production Levels Over Past Year at El Cubo – Las Torres Mine

49 New Drill Holes Completed at the El Cubo – Las Torres Mine Complex, Including Hole CM-5 Grading 2.3 Grams per Tonne gold equivalent, Over 48.0-Metres

Mexgold Resources Inc. (TSXV: MGR) is pleased to announce new results from exploration and provide an update on operations at the Company's gold and silver producing El Cubo – Las Torres Mine complex, located in Guanajuato, Mexico.

Operations Update
Mexgold is pleased to report that a highly successful exploration program, combined with significant mine improvements, including changes to mining methods and improvements in grade control, have resulted in improved efficiencies and increased production. In the month of November 2005, the Company produced 3,890 ounces of gold and 147,237 ounces of silver, for a total of 6,344 gold equivalent ounces. This represents a 75% increase in production levels since November 2004. The mine is now operating at production levels that the mine hasn't seen since the early 1980's. Table 1, below summarizes the monthly production from the El Cubo mine from November 2004 through November 2005.

Table 1: Monthly El Cubo Production Summary			
Month	Gold Ounces Produced	Silver Ounces Produced	Gold Equivalent Ounces Produced
November 2004	2,316	78,272	3,620
December 2004	2,421	71,305	3,609
January 2005	1,946	67,999	3,080
February 2005	2,320	71,072	3,504
March 2005	2,937	85,532	4,363
April 2005	2,574	72,508	3,782
May 2005	2,601	80,145	3,937
June 2005	2,506	73,397	3,729
July 2005	2,907	116,801	4,854
August 2005	2,669	114,039	4,570
September 2005	2,669	123,451	4,726
October 2005	3,190	153,831	5,754
November 2005	3,890	147,237	6,344

Gold equivalent values are based on 60 ounces of silver = 1 ounce of gold.

These results are encouraging and management remains confident that the coming months will yield additional improvements in production rates. Mexgold remains confident of achieving its near term production rate objective of 100,000 gold equivalent ounces per year.

(Continued on page 2)

District Wide Exploration Program

Mexgold's exploration program has been focused on two objectives: 1) to increase production within the current El Cubo mine, and; 2) to expand the resource base in areas outside of the current mine area. Initially, increasing mine production was the first priority, and approximately 70% of the Company's resources were allocated to this task. As mining efficiencies have improved and production increased, Mexgold has been able to shift emphasis to exploration within the historic Guanajuato District. This increase in district-wide exploration has been enhanced by the Las Torres property acquisition, which has provided Mexgold access to almost the entire Guanajuato District.

As part of this exploration program, Mexgold is pleased to report results from a total of 49 new drill holes from the El Cubo – Las Torres properties. The 49 new holes produced 44 intercepts above a 0.5 gram per tonne cut off grade.

Further exploration of the La Loca vein has continued to yield positive results. New high grade results from this round of drilling include hole C-335 grading 17.98 grams per tonne gold and 757 grams per tonne silver, for a gold equivalent grade of 30.6 grams per tonne, over 2.2-metres. This was included in a 6.5-metre interval grading 9.27 grams per tonne gold and 503 grams per tonne silver, for a gold equivalent grade of 17.7 grams per tonne. Significant potential bulk tonnage results from the Phoenix area include hole CM-5 grading 2.00 grams per tonne gold and 18 grams per tonne silver, for a gold equivalent grade of 2.3 grams per tonne, over 48.0-metres. Results from these new drill holes are summarized in the following table:

Table 2: Newly Reported Drill Results from the El Cubo - Las Torres Mine Complex

Target	Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
La Loca	C-326	237.5	238.5	1.0	1.89	111	3.7
La Loca	C-329	311.0	312.0	1.0	3.22	429	10.4
	C-329	360.7	361.9	1.2	1.74	156	4.3
La Loca	C-332	318.5	319.2	0.7	0.47	177	3.4
	and	321.2	322.2	1.0	1.86	227	5.6
La Loca	C-335	303.2	309.7	6.5	9.27	503	17.7
	includes	307.5	309.7	2.2	17.98	757	30.6
La Loca	C-336	460.0	461.0	1.0	3.03	14	3.3
La Loca	C-338**	428.5	441.7	13.2	11.24	633	21.8
	includes	435.2	440.7	5.5	23.26	1269	44.4
Poniente	C-312	107.3	108.2	0.9	2.74	36	3.3
Poniente	C-324	168.3	168.9	0.6	0.77	338	6.4
	and	171.0	172.0	1.0	0.42	173	3.3
Los Tuberos	C-314	204.0	205.0	1.0	1.49	405	8.2
Villalpando	C-320	124.4	125.0	0.6	2.38	532	11.2
Phoenix	CM-2	225.9	226.3	0.4	2.59	41	3.3
Phoenix	CM-3	76.0	78.0	2.0	3.58	124	5.7
	and	97.0	98.0	1.0	14.60	48	15.4
	and	125.9	127.1	1.2	20.80	457	28.4
	and	198.0	199.0	1.0	1.66	116	3.6
Phoenix	CM-4	88.8	114.6	25.8	1.15	38	1.8
	includes	104.0	107.0	3.0	5.89	183	8.9
	and	135.6	153.2	17.6	0.96	10	1.1
Phoenix	CM-5	162.0	210.0	48.0	2.00	18	2.3
	includes	171.0	177.0	6.0	7.43	76	8.7
	includes	184.0	186.0	2.0	5.77	36	6.4

(Table continued on page 3)

Table 2: Newly Reported Drill Results from the El Cubo - Las Torres Mine Complex (cont'd)							
Target	**Drill Hole**	**From (m)**	**To (m)**	**Interval (m)**	**Gold (g/t)**	**Silver (g/t)**	**Gold Equivalent (g/t) 60:1**
Phoenix	CM-6	104.0	128.0	24.0	0.68	47	1.5
	includes	124.9	127.0	2.1	4.07	438	11.4
	and	150.3	174.6	24.3	0.87	10	1.0
	includes	157.5	158.4	0.9	4.04	96	5.6
Phoenix	CM-7	54.9	55.8	0.9	7.84	154	10.4
	and	83.0	94.0	11.0	0.91	25	1.3
	and	212.5	218.6	6.1	7.62	36	8.2
Phoenix	CM-8	147.0	159.0	12.0	5.27	41	6.0
	and	176.4	184.6	8.2	1.61	13	1.8
	includes	181.1	184.6	3.5	3.15	23	3.5
Phoenix	CM-9	16.0	17.0	1.0	4.30	43	5.0
	and	200.4	209.3	8.9	1.47	130	3.6
	includes	201.3	202.6	1.3	2.80	712	14.7
Phoenix	CM-10	141.0	142.0	1.0	2.52	52	3.4
	and	194.4	217.5	23.1	0.91	12.4	1.1
	includes	196.4	197.7	1.3	3.67	50	4.5
	and	321.2	321.8	0.6	5.17	1175	24.8
Phoenix	CM-12	51.9	52.8	0.9	5.62	250	9.8
	and	75.7	76.5	0.8	4.74	82	6.1
	and	96.0	120.3	24.3	0.93	12	1.1
	includes	101.8	103.0	1.2	2.74	34	3.3
	includes	109.3	111.5	2.2	3.50	53	4.4
Phoenix	CM-14	73.3	74.1	0.8	8.29	459	15.9
	and	93.8	94.5	0.7	6.72	92	8.3
Veta Madre	CD-1	2.0	7.0	5.0	0.17	27	0.61
	and	10.0	19.6	9.6	0.12	41	0.81
Veta Madre	CD-2	26.5	47.0	20.5	0.51	48	1.31
Veta Madre	CD-3	84.4	92.0	7.6	0.43	45	1.18
Veta Madre	CD-4	0.0	30.8	30.8	0.65	59	1.63
Veta Madre	CD-5	15.0	35.2	20.2	0.62	77	1.90

Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated using a gold price of US $450 and a silver price of US $7.50. Hole C-309-311, 313, 315-319, 321-322, 325, 327, 330, 331, 333, 334 & CM-1 encountered low grade. Holes CD-1 & 3 were abandoned in mineralization. Hole C-337 & CM-11 were abandoned before reaching the target zone. Hole C-328 was abandoned. Hole C-323 is in progress. Assays are pending for hole CM-13, and addition assays are pending for hole CM-14.
** C-388 was drilled in the hanging wall of La Loca, targeting splays in the La Loca system. The intercept above may represent an oblique intersection of the La Loca vein or a splay vein near its intersection with La Loca.

To date, three significant targets have been developed outside of the main El Cubo mine complex; the La Loca vein complex, the Phoenix, and the Veta Madre bulk tonnage project. These three targets represent areas outside of the current mine area and have been identified by positive exploration results as areas with significant potential to increase mineable resources on the Mexgold property in the District.

(Continued on page 4)

The La Loca Vein


El Cubo
Mine
Complex
La Loca
Grid Scale 1 km
by 1 km

The La Loca target is a northwest trending vein complex parallel to the Villalpando vein, historically, the most productive vein at El Cubo. Similar to the Villalpando, the La Loca consists of a main southerly dipping vein with horse-tail splays in the hanging wall. As the initial drilling returned significant intersections, the La Loca became the key focus of the 2005 exploration program. The current ore shoot, as defined by 100-metre by 100-metre drill spacing is 200-metres by 700-metres with a vertical extent of over 400-metres. Drilling indicates that a second ore shoot may exist to the southeast on the structure. The un-mined portion of this vein has now been traced at surface for over 2.5-kilometres.

The established ore shoot is currently under development is being accessed from the main El Cubo mine on the fourth and fifth levels and from the Las Torres-Peregrine haulage ways on the eighth and fourteenth levels. Ventilation raises were recently completed and the La Loca vein is scheduled to be a significant producer in the coming year.

The following table summarizes the results of all of the drilling completed by Mexgold, to date, on the La Loca vein:

Table 3: La Loca - Highlights from Exploration Drilling

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
C-252	199.0	199.9	0.9	12.80	1245	33.6
and	206.6	207.0	0.4	2.36	350	8.2
C-256	286.8	293.0	6.3	2.71	52	3.6
C-259	433.5	435.0	1.5	0.02	252	4.2
and	491.3	492.8	1.4	7.50	201	10.9
C-263	127.2	128.0	0.8	2.89	245	7.0
and	168.4	168.8	0.4	2.37	825	16.1
and	175.0	175.5	0.5	3.62	67	4.7
and	217.2	220.8	3.7	2.55	68	3.7

(Table continued on page 5)

Table 3: La Loca - Highlights from Exploration Drilling (cont'd)						
Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
C-274	271.8	272.8	1.0	0.90	321	6.3
C-284	384.3	389.6	5.3	3.29	146	5.7
C-290	204.0	205.0	1.0	1.43	250	5.6
C-294	188.3	189.5	1.3	2.77	584	12.5
and	196.9	197.6	0.7	1.24	266	5.7
C-300	401.3	402.5	1.2	5.24	208	8.7
C-304	278.1	279.8	1.7	4.73	601	14.8
C-308	313.9	314.4	0.5	17.45	320	22.8
C-326	237.5	238.5	1.0	1.89	111	3.7
C-329	311.0	312.0	1.0	3.22	429	10.4
and	360.7	361.9	1.2	1.74	156	4.3
C-332	318.5	319.2	0.7	0.47	177	3.4
and	321.2	322.2	1.0	1.86	227	5.6
C-335	303.2	309.7	6.5	9.27	503	17.7
C-336	460.0	461.0	1.0	3.03	14	3.3
C-338**	428.5	441.7	13.2	11.24	633	21.8
Average of +3 g/t gold equivalent intercepts including C-338				5.97	360	12.0
Average of +3 g/t gold equivalent intercepts not including C-338				4.27	272	8.8

Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated using a gold price of US $450 and a silver price of US $7.50. Holes C-265, 268, 286, 291, 295, 311, 313, 315, 318, 327, 330, 334, 337 encountered low grade. ** C-388 was drilled in the hanging wall of La Loca, targeting splays in the La Loca system. The intercept above may represent an oblique intersection of the La Loca vein or a splay vein near its intersection with La Loca.

The Phoenix Target Area


Main Peregrine Mine Area
Phoenix
Northern trace of La Loca

(Continued on page 6)

Following completion of the Peñoles agreement, a data review and target definition program was initiated. During the course of this data review, it became apparent that a significant vein swarm was present to the southeast of the main Peregrine mine, capable of hosting both bulk tonnage mineralization and high grade gold and silver veins. It was also recognized that the San Cosme vein, the principal vein within this area, has developed significant high grade splay veins.

This area, termed the Phoenix, had been the site of significant historic and possibly Pre-Columbian surface mining activity. In the 1920's apparent pit wall failure in the near vertical open cut (150 by 300-metres) resulted in the relocation of all mining activities in this area of the District approximately 3.5 km northwest, to the current location of the Peregrine Mine.


Phoenix Open Cut

The following table summarizes the results of all of Mexgold's drilling to date within the Phoenix target area:

Table 4: Phoenix Project - Highlights from Exploration Drilling

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
CM-2	225.9	226.3	0.4	2.59	41	3.3
CM-3	76.0	78.0	2.0	3.58	124	5.7
and	97.0	98.0	1.0	14.60	48	15.4
and	125.9	127.1	1.2	20.80	457	28.4
and	198.0	199.0	1.0	1.66	116	3.6
CM-4	88.8	114.6	25.8	1.15	38	1.8
includes	104.0	107.0	3.0	5.89	183	8.9
and	135.6	153.2	17.6	0.96	10	1.1
CM-5	162.0	210.0	48.0	2.00	18	2.3
includes	171.0	177.0	6.0	7.43	76	8.7
includes	184.0	186.0	2.0	5.77	36	6.4
CM-6	104.0	128.0	24.0	0.68	47	1.5
includes	124.9	127.0	2.1	4.07	438	11.4
and	150.3	174.6	24.3	0.87	10	1.0
includes	157.5	158.4	0.9	4.04	96	5.6

(Table continued on page 7)

Table 4: Phoenix Project - Highlights from Exploration Drilling (cont'd)						
Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
CM-7	54.9	55.8	0.9	7.84	154	10.4
and	83.0	94.0	11.0	0.91	25	1.3
and	212.5	218.6	6.1	7.62	36	8.2
CM-8	147.0	159.0	12.0	5.27	41	6.0
and	176.4	184.6	8.2	1.61	13	1.8
includes	181.1	184.6	3.5	3.15	23	3.5
CM-9	16.0	17.0	1.0	4.30	43	5.0
and	200.4	209.3	8.9	1.47	130	3.6
includes	201.3	202.6	1.3	2.80	712	14.7
CM-10	141.0	142.0	1.0	2.52	52	3.4
and	194.4	217.5	23.1	0.91	12.4	1.1
includes	196.4	197.7	1.3	3.67	50	4.5
and	321.2	321.8	0.6	5.17	1175	24.8
CM-12	51.9	52.8	0.9	5.62	250	9.8
and	75.7	76.5	0.8	4.74	82	6.1
and	96.0	120.3	24.3	0.93	12	1.1
includes	101.8	103.0	1.2	2.74	34	3.3
includes	109.3	111.5	2.2	3.50	53	4.4
CM-14	73.3	74.1	0.8	8.29	459	15.9
and	93.8	94.5	0.7	6.72	92	8.3

Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated using a gold price of US $450 and a silver price of US $7.50. Hole CM-1 encountered low grade. Hole CM-11 was abandoned before reaching the target zone. Assays are pending for hole CM-13, and addition assays are pending for hole CM-14.

As demonstrated in the table above, the Phoenix target area is host to both bulk tonnage style mineralization and high grade gold and silver veins, typical of the Guanajuato mining district. The San Cosme splay vein target was tested by drill hole CM-3 which intersected three previously unknown veins. The following cross section details the current interpretation of this discovery:


CM-3 Discovery Hole
76m-2m-3.58 Au-124 Ag-5.5 eAu
97m-1m-14.6 Au-48 Ag-15.3 eAu
126m-1m-20.8 Au-457 Ag-27.8 eAu
198m-1m-1.66 Au-116 Ag-3.4 eAu

(Continued on page 8)

Due to the positive results of initial drilling, a decline ramp has been collared on the southern side of the open cut and additional exploration will be conducted from underground drill stations

The Veta Madre Bulk Tonnage Project

Peñoles' Cedros mine and milling complex was an underground operation with a floatation processing plant. As such, prior exploration efforts were focused on underground operations with a grade cut off sufficient to provide a profit after underground mining and traditional mill costs were applied. During the course of the data review it was determined that a moderate grade bulk tonnage open pit heap leach target might be present along an 800-metre strike extension of the Veta Madre.


Veta Madre Bulk Tonnage Target
FM. CEDROS
FM. CALDERONES
FM. BUFA
FM. LOSEROS
FM. CONGLOMERADO GTO.
FRANJA MINERALIZADA
T. GUANAJUATO
2,000 msnm
1,500 msnm
VETA LA PROVIDENCIA
VETA MADRE

The following table summarizes the results of all exploration drilling completed to date, by Mexgold, within the Veta Madre bulk tonnage project area:

Table 5: Veta Madre - Highlight from Exploration Drilling						
Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) 60:1
CD-1	2.0	7.0	5.0	0.17	27	0.61
and	10.0	19.6	9.6	0.12	41	0.81
CD-2	26.5	47.0	20.5	0.51	48	1.31
CD-3	84.4	92.0	7.6	0.43	45	1.18
CD-4	0.0	30.8	30.8	0.65	59	1.63
CD-5	15.0	35.2	20.2	0.62	77	1.90

Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated using a gold price of US $450 and a silver price of US $7.50. Holes CD-1 & 3 were abandoned in mineralization.

Mexgold is targeting a 2-million gold equivalent ounce resource at the El Cubo – Las Torres Mine Complex. An official resource and reserve estimate, incorporating data from these three target areas, will be completed after sufficient data is gathered during the course of underground mine development.

(Continued on page 9)

Metallurgy

The mineralized intervals from drill holes CD-2, CD-4 and CD-5 have been tested by Kappes, Cassiday & Associates for cyanide solubility and column testwork to determine the economic viability of heap leach processing. Samples from the Phoenix area mineralization and lower grade ores from the El Cubo veins have also been submitted for column testwork.

The purpose of this work is to determine the viability of a fine crush heap leach process. It this processing technique proves to be economically viable, the El Cubo operations could be expanded at a relatively low capital cost resulting in a reduction of operating costs and allowing for the expansion of the underground production capacity without the addition of more milling capacity.

Mexgold Resources Inc. is a Nova Scotia based junior mining company with properties in Mexico. The Company's website is www.mexgold.com. Shares of the Company trade on the TSX Venture Exchange under the symbol MGR. Mr. Jim McGlasson, CPG and P.Geo is the Qualified Person responsible for all technical data reported in this news release pursuant to National Instrument 43-101. Third party analytical work was performed by ALS Chemex of Vancouver, employing fire assay analysis techniques. For additional information please contact:

Bradley H. Langille
President
Mexgold Resources Inc.
902-468-0614

Jodi Eye
Investor Relations
Mexgold Resources Inc.
902-468-0614

CAUTIONARY STATEMENT

#